UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2  )*

CNF Inc.

(Name of Issuer)

Common Stock, $.625 par value

(Title of Class of Securities)

12612W104

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
11975 El Camino Real, Suite 300
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,553,900

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,553,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.02%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,298,353

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,298,353

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,298,353

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.57%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL FUND PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,233

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 54,233

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,233

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.11%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL COAST PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 130,779

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 130,779

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,779

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.26%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,870

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 44,870

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH FUND 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 714,208

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 714,208

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,208

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.42%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH FUND 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,033,682

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,033,682

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,682

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.05%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,767

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 54,767

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,767

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.11%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 181,459

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 181,459

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,459

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.36%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 228,450

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 228,450

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 128,399

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 128,399

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.25%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RALPH V. WHITWORTH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,553,900

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,553,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.02%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID H. BATCHELDER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,553,900

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,553,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.02%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JOEL L. REED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,553,900

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,553,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.02%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES J. ZEHENTBAUER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,553,900

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,553,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.02%

14.	Type of Reporting Person (See Instructions) IN

Item 3.	Source and Amount of Funds or Other Consideration

Three of the six accounts managed by RILLC purchased an aggregate of 11,360 Shares for a total consideration (including brokerage commissions) of $389,694.55 derived from capital in the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 673,340 Shares for a total consideration (including broker commissions) of $23,138,827.70 derived from the capital of the managed accounts.

RILP purchased an aggregate of 1,298,353 Shares for total consideration (including brokerage commissions) of $44,553,047.44 derived from the capital of RILP.

RFP purchased an aggregate of 54,233 Shares for total consideration (including brokerage commissions) of $1,859,651.96 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 130,779 Shares for total consideration (including brokerage commissions) of $4,493,279.39 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 44,870 Shares for total consideration (including brokerage commissions) of $1,540,177.87 derived from the capital of RP and margin borrowings from a margin account at CSFBC.

RH1 purchased an aggregate of 714,208 Shares for total consideration (including brokerage commissions) of $24,538,777.28 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 1,033,682 Shares for total consideration (including brokerage commissions) of $35,505,186.11 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RI III purchased an aggregate of 54,767 Shares for total consideration (including brokerage commissions) of $1,898,423.47 derived from the capital of RI III.
RH4 purchased an aggregate of 181,459 Shares for total consideration (including brokerage commissions) of $6,236,331.22 derived from the capital of RH4.
RH6 purchased an aggregate of 228,450 Shares for total consideration (including brokerage commissions) of $7,845,481.26 derived from the capital of RH6.
RH7 purchased an aggregate of 128,399 Shares for total consideration (including brokerage commissions) of $4,408,064.11 derived from the capital of RH7.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points. CSFBC has a lien on the Shares held by three of the six accounts managed by RILLC and those held by each of RFP, RCP, RP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 5.	Interest in Securities of the Issuer

(a)            As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 4,553,900 Shares constituting 9.02% of the outstanding Shares (the percentage of Shares owned being based upon 50,458,891 Shares outstanding at April 30, 2004 as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004 filed on May 7, 2004). The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES
RILLC	684,700	1.36%
RILP	1,298,353	2.57%
RFP	54,233	0.11%
RCP	130,779	0.26%
RP	44,870	0.09%
RH1	714,208	1.42%
RH2	1,033,682	2.05%
RI III	54,767	0.11%
RH4	181,459	0.36%
RH6	228,450	0.45%
RH7	128,399	0.25%

RILLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 684,700 Shares that are owned by accounts which it manages. Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6 and RH7 and as the sole managing member of the general partner of RI III, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.
(b) RILP has the sole power to vote or direct the vote of 1,298,353 Shares and the sole power to dispose or direct the disposition of such Shares.
RFP has the sole power to vote or direct the vote of 54,233 Shares and the sole power to dispose or direct the disposition of such Shares.
RCP has the sole power to vote or direct the vote of 130,779 Shares and the sole power to dispose or direct the disposition of such Shares.
RP has the sole power to vote or direct the vote of 44,870 Shares and the sole power to dispose or direct the disposition of such Shares.
RH1 has the sole power to vote or direct the vote of 714,208 Shares and the sole power to dispose or direct the disposition of such Shares.
RH2 has the sole power to vote or direct the vote of 1,033,682 Shares and the sole power to dispose or direct the disposition of such Shares.
RI III has the sole power to vote or direct the vote of 54,767 Shares and the sole power to dispose or direct the disposition of such Shares.
RH4 has the sole power to vote or direct the vote of 181,459 Shares and the sole power to dispose or direct the disposition of such Shares.
RH6 has the sole power to vote or direct the vote of 228,450 Shares and the sole power to dispose or direct the disposition of such Shares.
RH7 has the sole power to vote or direct the vote of 128,399 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 684,700 Shares held by six accounts which it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6 and RH7 and as the sole managing member of the general partner of RI III, may be deemed to have the sole power to vote or direct the vote of 3,869,200 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c) Information concerning transactions in the Shares by the Reporting Persons since May 5, 2004 (the filing date of the most recent Schedule 13D) is set forth in Exhibit 1 filed with this Statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed herewith:
1. Information concerning transactions in the Shares affected by the Reporting Persons since May 5, 2004.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:	May 20, 2004.

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RELATIONAL INVESTORS III, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

By: Relational Investors, LLC

as general partner to each, except as the sole managing member of the general partner of Relational Investors III, L.P.

By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal

RELATIONAL INVESTORS, LLC

By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

/s/ Joel L. Reed
Joel L. Reed

/s/ James J. Zehentbauer
James J. Zehentbauer

EXHIBIT INDEX

Exhibit No.	Description

1.	Information concerning transactions in the Shares effected by the Reporting Persons since May 5, 2004.